Term sheet To prospectus dated November 14, 2011,	Tem Sheet Product Supplement No. 7-II
prospectus supplement dated November 14, 2011 and	Registration Statement No. 333-177923
product supplement no. 7-II dated November 16, 2011,	Dated June 6, 2013
Rule 433
Structured Investments
$
10.00%†per annum Upside Auto Callable Single Observation Reverse Exchangeable Notes due June 27, 2014 Linked to the American Depositary Shares of Sony Corporation
†The actual interest rate will be determined on the pricing date and will not be less than 10.00%† per annum

General
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The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us.  Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, to accept the risks of owning equities in general and the preferred stock of Sony Corporation, in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.

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The notes will pay interest monthly at a rate of 10.00% per annum interest over the term of the notes assuming no automatic call. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount closing level  as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 27, 2014*
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If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.

•	Minimum denominations of $1,000 and integral multiples thereof.
Key Terms
Reference Stock:
The American depositary shares, each representing one common share, no par value, of Sony Corporation (New York Stock Exchange symbol “SNE”).  We refer to Sony Corporation as “Sony” and the American depositary shares of Sony as the “ADSs of Sony.”

Interest Rate:	•	at least 10.00% per annum if the notes are not automatically called; or
	•	if the notes are automatically called:
•	at least 2.50% if the notes are automatically called on the first Call Date;
•	at least 5.00% if the notes are automatically called on the second Call Date; or
•	at least 7.50% if the notes are automatically called on the final Call Date, in each case equivalent to 10.00% per annum, payable at a rate of 0.83333% per month. The actual interest rate will be determined on the Pricing Date and will not be less than 10.00% per annum.
Automatic Call:	If on any of the Call Dates, the closing price of the Reference Stock is equal to or greater than the Initial Share Price, the notes will be automatically called on that Call Date.
Payment if Called:
If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.

Buffer Amount:	An amount that represents at least 30.00% of the Initial Share Price, subject to adjustments
Pricing Date:	On or about June 25, 2013
Settlement Date:	On or about June 28, 2013
Call Dates*:	September 25, 2013 (first Call Date), December 26, 2013 (second Call Date) and March 26, 2014 (final Call Date)
Call Settlement Dates*:	The Interest Payment Dates in September 2013 (first Call Settlement Date), December 2013 (second Call Settlement Date) and March 2014 (final Call Settlement Date)
Observation Date*:	June 24, 2014
Maturity Date*:	June 27, 2014
CUSIP:	48126NEG8
Interest Payment Dates*:
Interest on the notes will be payable monthly in arrears on July 31, 2013, September 3, 2013, September 30, 2013, October 31, 2013, December 2, 2013, December 31, 2013, January 31, 2014, February 28, 2014, March 31, 2014, April 30, 2014, June 2, 2014 and June 27, 2014 (each such day, an “Interest Payment Date”).  See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Payment at Maturity:
If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock.  If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless the Final Share Price is less than the Initial Share Price by more than the Buffer Amount.  If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash.  The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.

Physical Delivery Amount:	The number of shares of the Reference Stock, per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments
Cash Value:	The product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:
The closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances.  See “General Terms of Notes — Anti-Dilution Adjustments” and “General Terms of Notes — Reorganization Events” in the accompanying product supplement no. 7-II for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the Observation Date

*Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity,” “Description of Notes — Interest Payments” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 7-II.

Investing in the Upside Auto Callable Single Observation Reverse Exchangeable Notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 7-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $30.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 7-II.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $958.50 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
June 6, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 7-II and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-II dated November 16, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 7-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
 You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 7-II dated November 16, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007680/e46240_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.
Selected Purchase Considerations

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THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this term sheet, which is higher than the yield currently available on debt securities of comparable maturity issued by us.  Because the notes are our unsecured and unsubordinated obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

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MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this term sheet. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of the Reference Stock is equal to or greater than the Initial Share Price  on any of the Call Dates, your notes will be automatically called prior to the maturity date.  Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price by more than the Buffer Amount on the Observation Date. However, if the notes are not automatically called and if the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you could lose the entire principal amount of your notes.

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TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-II.. Based on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that requires you to purchase the Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity under circumstances where the payment due at maturity is the Physical Delivery Amount  and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.
We will determine the portion of each interest payment on the notes that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on June 5, 2013, we would have allocated 0.54% of each interest payment to interest on the Deposit and the remainder to Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected,

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-1

amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call. For additional detail regarding the tax treatment of the Deposit, please refer to the description under “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes with a Term of Not More than One Year” in the accompanying product supplement no. 8-I.

Non-U.S. Holders Additional Tax Consideration

Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders-Recent Legislation” in the accompanying product supplement no. 8-I.  The final regulations provide that obligations issued before January 1, 2014, such as the notes, are not subject to this withholding tax, or the reporting or diligence requirements.
Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 7-II. dated November 16, 2011.
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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price is less than the Initial Share Price by more than the Buffer Amount. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof).  The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero.  Accordingly, you could lose up to the entire principal amount of your notes.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — The notes will be automatically called before maturity if the closing price of the Reference Stock is equal to or greater than the Initial Share Price on any of the Call Dates.  Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

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THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the notes are not automatically called and the closing price of the Reference Stock on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price minus the Buffer Amount, you will be fully exposed to any depreciation in the Reference Stock.  Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Buffer Amount.  This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 7-II for additional information about these risks.
In addition, J.P. Morgan Chase Bank, National Association, our affiliate, serves as depositary for the American depositary shares of Rio Tinto plc. As a result, J.P. Morgan Chase Bank, National Association’s interests, as depositary for the ADSs, may be adverse to your interests as a holder of the Notes. We and/or our affiliates may also currently or from time to time engage in business with Sony, including extending loans to, or making equity investments in, Sony or providing advisory services to Sony. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Sony, and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of Sony as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

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REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

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SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-3

spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) WILL LIKELY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period will likely be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, estimated hedging costs and the closing price of one share of the Reference Stock, including:
•      any actual or potential change in our creditworthiness or credit spreads;
•      customary bid-ask spreads for similarly sized trades;
•      secondary market credit spreads for structured debt issuances;
•      the actual and expected volatility in the price of the Reference Stock;
•      the time to maturity of the notes;
•      whether the Final Share Price of one share of the Reference Stock is expected to be less than the Initial Share Price by more than the Buffer Amount;
•      the dividend rate on the Reference Stock;
•      the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•      interest and yield rates in the market generally; and
•      a variety of other economic, financial, political, regulatory and judicial events.
Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF SONY AND THE RIGHTS OF HOLDERS OF THE COMMON SHARES OF SONY — You should be aware that your return on the notes is linked to the price of the ADSs and not the common shares of Sony. There are important differences between the rights of holders of ADSs and the rights of holders of the common shares. Each ADS is a security evidenced by American depositary receipts that represents one common share of Sony. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, Sony, and holders of the ADSs, which may be different from the rights of holders of the common shares. For example, Sony may make distributions in respect of common shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the common shares of Sony may be significant and may materially and adversely affect the value of the ADSs and, as a result, the notes.

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RISKS ASSOCIATED WITH NON-U.S. SECURITIES — An investment in notes linked to the value of ADSs representing interests in the common shares of Sony, which are issued by a Japanese issuer, involves risks associated with the home country of Sony. The ADSs of Sony, which are quoted and traded in U.S. dollars on the New York Stock Exchange, may trade differently from the common shares of Sony quoted and traded in Japanese yen on the Tokyo Stock Exchange. Non-U.S. companies, such as those organized in Japan, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities (i.e. Japan), including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of that country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. The issuer’s home country may be subjected to different and, in some cases, more adverse economic environments.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the ADSs of Sony are quoted and traded in U.S. dollars on the New York Stock Exchange and the common shares of Sony are quoted and traded in Japanese yen on the Tokyo Stock Exchange, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will likely affect the relative value of the ADSs of Sony and the common shares of Sony in the two different currencies, and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. These trading differences and currency exchange rates may affect the closing prices of the ADSs of Sony and accordingly, the market value of the notes. The Japanese yen has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rates between the Japanese yen and the U.S. dollar are not necessarily indicative

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-4

of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rates between the Japanese yen and the U.S. dollar are the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Japan and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Japan and the United States and other jurisdictions important to international trade and finance.

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BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the Final Share Price is not below the Initial Share Price by more than the Buffer Amount. If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than the Buffer Amount the benefit provided by the Buffer Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.

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VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could close below the Initial Share Price by more than the Buffer Amount on the Observation Date. The Reference Stock’s volatility, however, can change significantly over the term of the notes.  The closing price of the Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.

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YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — If the notes are not automatically called, unless the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

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NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments.  In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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NO AFFILIATION WITH REFERENCE STOCK ISSUER — We are not affiliated with the Reference Stock issuer.  We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet or in product supplement no. 7-II.  You should undertake your own investigation into the Reference Stock and the Reference Stock issuer.  We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations

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THE TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, each of JPMS’s estimated value and the Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value and the Interest Rate.

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-5

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Sony is derived from publicly available sources and is provided for informational purposes only.  According to its publicly available filings with the SEC, Sony, a Japanese Company, is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. The American depositary shares, each representing one common share, no par value, of Sony, which we refer to as the “ADSs of Sony,” are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Sony in the accompanying product supplement no. 7-II.  Information provided to or filed with the SEC by Sony pursuant to the Exchange Act can be located by reference to SEC file number 001-06439, and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the ADSs of Sony based on the weekly closing price (in U.S. dollars) of the ADSs of Sony from January 4, 2008 through May 31, 2013.  The closing price of one share of the ADSs of Sony on June 5, 2013 was $19.00.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that Sony will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Historical Performance of Sony Corporation (ADS)

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-6

Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis.  For this table of hypothetical payments at maturity, we have also assumed the following:
•	the Initial Share Price: $19.00	•	the Buffer Amount (in U.S. dollars): $5.70
•	the Interest Rate: 10.00% per annum if the notes are held to maturity
2.50% (equivalent to 10.00% per annum) if the note is automatically called on the first Call Date
5.00% (equivalent to 10.00% per annum) if the note is automatically called on the second Call Date
7.50% (equivalent to 10.00% per annum) if the note is automatically called on the final Call Date

Hypothetical Highest Closing Price on any of the Call Dates	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$38.00	N/A	N/A	N/A	$1,000.00	$1,000.00
$28.50	N/A	N/A	N/A	$1,000.00	$1,000.00
$23.75	N/A	N/A	N/A	$1,000.00	$1,000.00
$19.95	N/A	N/A	N/A	$1,000.00	$1,000.00
$19.00	$19.00	100.00%	$1,000.00	N/A	$1,000.00
$19.00	$18.05	95.00%	$1,000.00	N/A	$1,000.00
$17.10	$13.30	70.00%	$1,000.00	N/A	$1,000.00
$16.15	$12.35	65.00%	52 shares of the Reference Stock or the Cash Value thereof	N/A	$650.00
$12.35	$9.50	50.00%	52 shares of the Reference Stock or the Cash Value thereof	N/A	$500.00
$9.50	$4.75	25.00%	52 shares of the Reference Stock or the Cash Value thereof	N/A	$250.00
$5.70	$0.00	0.00%	52 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

**     Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash.  Also note that if you receive the Physical Delivery Amount at maturity, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of a payment received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above is calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $23.75.  Because the closing price of the Reference Stock of $23.75 on the first Call Date is greater than the Initial Share Price of $19.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $17.10 and the Final Share Price is $13.30.  Because the highest closing price of the Reference Stock of $17.10 on any of the Call Dates is not equal to or greater than the Initial Share Price of $19.00, the notes are not automatically called.  Because the Final Share Price of $13.30 is less than the Initial Share Price of $19.00, by not more than the Buffer Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $16.15, and the Final Share Price is $12.35 a decline of more than the Buffer Amount from the Initial Share Price.  Because the highest closing price of the Reference Stock of $16.15 on any of the Call Dates is not equal to or greater than the Initial Share Price of $19.00, the notes are not automatically called.  Because the Final Share Price of $12.35 is less than the Initial Share Price of $19.00 by more than the Buffer Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity.  Because the Final Share Price of the Reference Stock is $12.35, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $650.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $100.00 over the term of the notes or (2) if the notes are automatically called: (i) $25.00 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii)$50.00 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii)$75.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date.  If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-7

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.   For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of this initial period reflects the structure of the notes, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) Will Likely Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Examples of Hypothetical Payments at Maturity or Upon Automatic Call for Each $1,000 Principal Amount Note” in this term sheet for an illustration of the risk-return profile of the notes and “The Reference Stock” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-21 of the accompanying product supplement no. 7-II are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

JPMorgan Structured Investments — Upside Auto Callable Single Observation Reverse Exchangeable Notes Linked to the American Depositary Shares of Sony Corporation	TS-8